SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period ended June 30, 2001

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

       Form 20-F   x               Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes x     No

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 0-28542

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                                  CONDENSED CONSOLIDATED BALANCE SHEET
                                          (US $ in thousands)

                                                                          December 31,      June 30,
                                                                              2000            2001
                                                                        ---------------------------------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents....................................................$6,306......   $29,150
     Short-term Investments........................................................5,880......     5,337
     Accounts receivable..........................................................30,331......... 33,343
     Other current assets..........................................................6,335.......... 8,037
                                                                        ---------------------------------
          Total current assets                                                    48,852          75,866
INVESTMENTS:
     Investment in affiliates......................................................1,969.......... 2,991
     Deferred income taxes.........................................................3,168........   2,278
     Other investment and long term receivables....................................7,313          10,643
                                                                        ---------------------------------
                                                                                  12,450          15,912

MINORITY INTEREST.......................................................              63

PROPERTY AND EQUIPMENT:
     Cost..........................................................................6,046...........5,138...
     Less- accumulated depreciation................................................2,622..         2,666
                                                                        ---------------------------------
                                                                                   3,424           2,472
GOODWILL, net of accumulated amortization of $ 2,665 in 2001 and $ 3,091 in 2000..........................................................12,759..........13,563
   OTHER ASSETS AND DEFERRED CHARGES................................                 227             303
                                                                        ---------------------------------
                                                                                  12,986          13,866
                                                                        ---------------------------------
          Total assets...........................................................$77,775........$108,116
                                                                        =================================


                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt.........................................................$3,237........  $2,312
     Current maturities of long-term debt..........................................8,200             133
     Account payable-trade.........................................................3,123.......    2,798
     Accrued expenses and other liabilities.......................................21,065          39,327
                                                                        ---------------------------------
          Total current liabilities...............................................35,625........  44,570

DEFERRED TAXES ......................................................................283...            4
ACCRUED SEVERANCE PAY...........................................................   1,571           1,556
LONG-TERM DEBT, net of current maturities...................................      12,821          16,597
                                                                        ---------------------------------
          Total long-term liabilities.............................................14,675......    18,157
                                                                        ---------------------------------

MINORITY INTEREST.......................................................            -              3,662

SHAREHOLDERS' EQUITY Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,571,480 and 6,571,480
        outstanding shares in 2001 and 2000 respectively.......................    3,565           3,565
     Additional paid-in capital...................................................19,102.......   19,102
     Retained earnings............................................................15,685..........34,340
     Cumulative translation adjustments                                           (9,102)        (13,373)
                                                                        ---------------------------------
                                                                                  29,250          43,634
     Treasury stock 341,513 and 322,611 common shares,
     at cost, in 2001 and 2000...............................................    (1,775)         (1,907)
                                                                        ---------------------------------
                                                                                  27,475          41,727
                                                                        ---------------------------------
          Total liabilities and shareholders' equity.............................$77,775        $108,116
                                                                        =================================




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                                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       (US $ in thousands, except share and per share data)
                                                        Three months ended    Three months ended Six months ended  Six months ended
                                                                   30-Jun-00          30-Jun-01         30-Jun-00        30-Jun-01

Revenues.............................................................$36,280            $47,134           $70,244          $90,831
Cost of revenues......................................................31,919             41,617            61,983           81,456
                                                          ------------------------------ ------------------------------------------
Gross profit...........................................................4,361              5,517             8,261            9,375
           Amortization of goodwill......................................192                193               780              418
Selling, general and administrative expenses:
           Bonuses related to sale of European operations                  -                250                 -            4,390
           Other                                                       2,712              3,569             5,797            6,761
                                                          --------------------------------------------------------------------------
Operating income ......................................................1,457              1,505             1,684           (2,194)
Interest income..........................................................218                472               384              907
Interest expense........................................................(469)              (359)             (828)            (957)
Exchange rate differences.................................................12                129               579            4,151
Other income (expense), net..............................................(56)              (882)            6,265           33,611
                                                         -------------------------------------------------------------------------
Income before income taxes and equity in results of affiliates...      1,162                865             8,084           35,518
Income taxes ...........................................................(606)               (11)           (3,463)          (2,082)
Income before equity in results of affiliates............................556                854             4,621           33,436
Minority Interest...................................................    (138)              (571)              (72)            (807)
Equity in results of affiliates, net.....................................422               (173)              424               43
                                                              ---------------------------------------------------------------------
Net income...............................................................840                 110             4,973           32,672

Other comprehensive income (loss):
   Translation adjustments............................................... 54               (332)           (1,536)          (4,394)
   Unrealized losses on marketable securities........................ (4,382)               726            (2,306)             123
Other comprehensive income (loss).................................... (4,328)               394            (3,842)          (4,271)
Comprehensive income................................................. (3,488)               504             1,131           28,401

Earning per Common Share - basic                                        0.13               0.02              0.80             5.25
Earning per Common Share - assuming dilution                            0.13               0.02              0.79             5.20

Weighted average of common shares
      Outstanding..................................................6,248,869         6,227,967         6,248,202         6,227,967
      Diluted......................................................6,266,574         6,280,247         6,270,859         6,278,369

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                               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (US $ in thousands)

                                                                                         Six monthes ended
                                                                                       30-Jun-00       30-Jun-01

CASH FLOWS FROM OPERATING ACTIVITIES
           Net income for the period........................................................$4,973      $32,672
Adjustments to reconcile net income to net cash
              provided by operating activities:
           Depreciation and amortization .                                                   1,042       1,522
           Deferred income taxes..........................................................     477        (456)
           Increase in accrued severance pay...................................................153         111
           loss (Gain) on sale of equipment                                                     60         (13)
           Impairement of fixed assets                                                                     143
           Realized gain on marketable securities and interest and exchange rate income
             on short-term loans and other investments                                      (4,973)      1,139
           Realized gain on sale of (part of) subsidiaries                                             (35,583)
           Exchange rate on long term borrowing                                                157
           Minority Interest                                                                   138         807
           Equity in results of affiliates....................................................(422)        (43)
Changes in assets and liabilities:
           Accounts receivable..............................................................(3,170)     (4,102)
           Other current assets...............................................................(450)     (2,143)
           Accounts payable...................................................................(423)        (87)
           Accrued expenses and other liabilities............................................4,003       5,453
                                                                                      -------------------------
Net cash provided by operating activities....................................................1,565        (580)
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of time deposits and marketable securities..............................(5,859)        758
           Proceeds from sale of short-term investments......................................9,449         147
           Other investments                                                                (2,261)     (1,250)
           Purchase of equipment..............................................................(372)       (858)
           Acquisition net of cash acquired (divestitures, net of cash sold) (a)               154           -
           Proceeds from sale of 45% of European operations, net                                        38,420
           Acquisition of 20%  of consolidated company                                                  (1,900)
           Collection on long-term  receivable................................................   8
           Proceeds from sale of equipment.....................................................152         396
           Increase in other assets..............................................................6         (95)
                                                                                      -------------------------
           Net cash provided by (used in) investing activities...............................1,320      35,618
CASH FLOWS FROM FINANCING ACTIVITIES:
           Stock option excersice                                                               13           -
           Repurchases of common stock...........................................................-        (132)
           Proceeds from long-term borrowings................................................2,130      21,491
           Payments on long-term borrowings.................................................(1,088)    (29,087)
           Increase (decrease) in net borrowings under short-term bank facilities...........(1,504)       (925)
                                                                                      -------------------------
           Net cash provided by financing activities..........................................(449)     (8,653)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS.................................................................(2,043)     (3,541)
                                                                                      -------------------------
Increase (decrease) in cash and cash equivalents...............................................393      22,844
                                                                                      -------------------------
Balance of cash and cash equivalents at beginning of period..................................6,795      $6,306
                                                                                      -------------------------
Balance of cash and cash equivalents at end of period.......................................$7,188     $29,150
                                                                                      =========================
                                                                                                 -           0

          (Acquisition net of cash acquired (divestitures, net of cash sold) (a)
           Assets and liabilities of a subsidiary at date of acquisition:
                 Working capital, excluding cash and cash equivalents.........................(186)          -
                 Property, equipment, investments and other assets..............................22           -
                  Long-term liabilities......................................................... -           -
                  Defferd tax liabilities....................................................... -           -
                                                                                      -------------------------
                                                                                              (164)          -
           Minority Interest....................................................................10           -
           Increase (Decrease) of other investments.........
           Excess of cost over fair value upon acquisition....................................................
           ----------------------------------------------------------------------------------------------------
           Cash sold and cash paid for acquisitions, net of cash acquired.....................(154)          -
                                                                                      =========================

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                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               (US $ in thousands)


                                           Share capital      Additional                    Accumulated
                                    Common shares    Amount   Paid in capital   Retained    other           Treasury
                                                                                Earnings    comprehensive   stock       Total

                                   ------------------------  -----------------------------------------------------------------
Balance at December 31, 1998.........6,360,080 $     3,564 $    19,090 $   12,435 $         (2,968)$     (1,222)$      30,899
                                                                                                                  ------------
Changes during 1999:
Common stock repurchased............  (113,211)                                                            (553)         (553)
                                                                                                                  ------------
Comprehensive Income:
Net income......................................                            2,330                                       2,330
Other comprehensive income:
Translation adjustments...............                                                      (4,262)                    (4,262)
Unrealized losses on marketable securities..                                                  (128)                      (128)
                                                                                                                  ------------
Comprehensive Income                                                                                                   (2,060)
                                   ------------  ----------  ----------   --------   --------------  -----------  ------------
Balance at December 31, 1999.........6,246,869    $  3,564     $19,090    $14,765         $ (7,358)     $(1,775)    $  28,286
                                                                                                                  ------------
Changes during 2000:
Stock options exercised.............     2,000           1          12                                                     13
Excess of cost over equity acquired                                          -164                                        -164
Comprehensive Income:
Net income......................................                            1,084                                       1,084
Other comprehensive income:
Translation adjustments...............                                                      (2,471)                    (2,471)
Unrealized losses on marketable securities..                                                   727                        727
Comprehensive Income                                                                                                     (660)
                                   ------------  ----------  ----------   --------   --------------  -----------  ------------
Balance at December 31, 2000.........6,248,869    $  3,565    $ 19,102    $15,685         $ (9,102)     $(1,775)    $  27,475

Changes during 2001:
Common Stock repurchased.............(18,902)                                                            (132)         (132)
                                                                                                                  ------------
Comprehensive Income:
Dividend                                                                  (14,017)                                    (14,017)
Net income..........................                                       32,672                                      32,672
Other comprehensive income:
Translation adjustments...............                                                      (4,394)                    (4,394)
Unrealized losses on marketable securities..                                                   123                        123
                                                                                                                  ------------
Comprehensive Income                                                                                                   28,401
                                   ------------  ----------  ----------   --------   --------------  -----------  ------------
Balance at June 30, 2001 ............6,229,967    $  3,565    $ 19,102    $34,340       $  (13,373)    $ (1,907)$      41,727
                                   ============  ==========  ==========   ========   ==============  ===========  ============

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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  August 13, 2001            By : /s/  Lior Zouker
                                   Name :    Lior Zouker
                                   Title:    President